PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”) dated as of November 10, 2006, is among Five States Energy Company, L.L.C. (“Five States”) and each of the other parties listed as a party “Seller” on the signature pages hereof (herein collectively called “Seller”), and EV Properties, L.P. (herein called “Buyer”).

In consideration of the mutual promises contained herein, the benefits to be derived by each party hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

ARTICLE I

PURCHASE AND SALE

1.01  Purchase and Sale. Seller agrees to sell and convey to Buyer and Buyer agrees to purchase and pay for the Property (as defined below), subject to the terms and conditions of this Agreement. For purposes of this Agreement, “Property” shall mean all of Seller’s right, title and interest in and to the real property described in Exhibit “A” hereto, including, but not limited to, all the types of assets listed in Subsections (a) through (j) of this Section 1.01, to the extent such rights or interests are a part of, grants rights in or with respect to, or are located on the Property described in Exhibit “A”.

(a)  Leases. Leasehold interests in oil, gas or other minerals, including working interests, carried working interests, rights of assignment and reassignment, and other interests under or in oil, gas or mineral leases, and interests in rights to explore for and produce oil, gas and other minerals;

(b)  Fee Interests. Fee interests to the surface and in oil, gas or other minerals, including rights under mineral deeds, conveyances or assignments;

(c)  Rights in Production. Royalties, overriding royalties, production payments, net profits interests, rights to take royalties in kind, or other interests in production of oil, gas or other minerals;

(d)  Rights; Working Interests. Rights and interests in or derived from unit agreements, orders or decisions of state and federal regulatory authorities establishing units, joint operating agreements, enhanced recovery and injection agreements, farmout agreements and farmin agreements, options, drilling agreements, exploration agreements, assignments of operating rights, working interests and subleases;

(e)  Easements. To the extent transferable, rights-of-way, surface or ground leases, easements, servitudes and franchises located on or granting rights to the property or property interests described in Exhibit “A” hereto and acquired or used in connection with operations for the exploration, production, processing and transportation of oil, gas or other minerals with respect to the properties and interests described in subsections (a)-(d) above;
(f)  Permits. To the extent transferable, permits and licenses of any nature owned, held or operated in connection with operations for the exploration, production, processing and transportation of oil, gas or other minerals;

(g)  Wells. The producing, shut in, temporarily abandoned and plugged and abandoned oil and gas wells, salt water disposal wells, injection wells and water supply wells located on the Property described in Exhibit “A” hereto and used in connection with the Properties described in Subsections (a) - (f) above;

(h)  Facilities. All facilities, buildings, improvements, gas conditioning and compression facilities, gathering lines, flow lines, injection lines and appurtenances located on, or which are related to, the Property described in Exhibit “A”;

(i)  Equipment. All surface and down-hole equipment, fixtures, machinery, inventory and personal property located on the Property described in Exhibit “A” hereto, and used in connection with the Properties described in Subsections (a) - (h) above;

(j)  Contracts. To the extent transferable, all contracts and agreements to which the property described in (a) - (i) above is subject as listed on Schedule 1.01(j) hereto.

(k)  Records. All files, records, data and other information, whether in electronic or hard copy format, pertaining to the Property including, without limitation, all maps, logs, geological interpretive data and geophysical data. To the extent transferable.

1.02 Effective Time. The purchase and sale of the Property shall be effective as of October 1, 2006, at 7:00 a.m., Central Daylight Time (herein called the “Effective Time”), subject to amendment pursuant to the terms of Section 7.01.

ARTICLE II

PURCHASE PRICE

2.01 Purchase Price. The purchase price for the Property shall be EIGHTEEN MILLION EIGHT HUNDRED THOUSAND DOLLARS $18,800,000.00 (herein called the “Preliminary Purchase Price”), subject to adjustment as set forth in Section 2.02, 3.01, 5.02, 5.03 or 5.04 below.

2.02 Adjustments to Purchase Price. The Preliminary Purchase Price shall be adjusted as follows and the resulting amount shall be herein called the “Final Purchase Price”:

(a)  The Preliminary Purchase Price shall be adjusted upward by the following:

(1) The value of all merchantable oil in storage above the pipeline connection at the Effective Time that is credited to the Property, such value to be the market or contract price in effect as of the Effective Time less taxes deducted by the purchaser of such oil;

(2) The amount of all expenditures (including, without limitation, royalties, rentals and other charges, ad valorem, property, production, excise, severance and other taxes based upon or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom, expenses billed under applicable operating agreements including but not limited to operating expense, repair expense, maintenance expense, workover expense, and drilling and recompletion expense and, in the absence of an operating agreement, expenses of the sort customarily billed under such agreements) paid by or on behalf of Seller in connection with the ownership or operation of the Property including but not limited to operating expense, repair expense, maintenance expense, workover expense, and drilling and recompletion expense from the Effective Time to the Closing Date;

(3) An amount equal to all prepaid expenses attributable to the Property that are paid by or on behalf of Seller prior to the Closing Date and that are, in accordance with generally accepted accounting principles, attributable to the period after the Effective Time including, without limitation, prepaid ad valorem, property, production, severance and similar taxes (but not including income taxes) based upon or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom; and

(4) Any other amount agreed upon by Seller and Buyer.

(b) The Preliminary Purchase Price shall be adjusted downward by the following:

(1) Proceeds received by Seller prior to the Closing Date attributable to the Property and that are, in accordance with generally accepted accounting principles, attributable to the period of time from the Effective Time to the Closing Date;

(2) An amount equal to all unpaid ad valorem, property, production, severance and similar taxes and assessments (but not including income taxes) based upon or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom accruing to the Property prior to the Effective Time, which amount shall be computed based upon such taxes assessed against the applicable portion of the Property for the preceding calendar year or, if such taxes are assessed on other than a calendar year basis, for the tax related year last ended;

(3) An amount equal to the sum of all Defect Adjustments and Exclusion Adjustments (as those terms are defined in Section 5.03); and

(4) Any other amount agreed upon by Seller and Buyer.

2.03Deposit. Contemporaneously with the execution of this Agreement, Buyer has paid to Five States the sum of One Million Eight Hundred Thousand Dollars ($1,880,000), herein called the “Deposit.” In the event the transaction contemplated hereby is consummated in accordance with the terms hereof, the Deposit shall be applied to the Purchase Price to be paid by Buyer at the Closing. In the event the transaction contemplated hereby fails to close on the Closing Date as a result of a material breach of this Agreement by the Buyer which occurs in the absence of a material breach of this Agreement by Sellers, Five States shall distribute the Deposit among the Sellers as their sole remedy for such default. If the transaction contemplated hereby otherwise fails to close, the Deposit shall be returned to Buyer. The Deposit shall not bear interest, and if the same is paid to Buyer or if Buyer receives credit for same against the Purchase Price paid at Closing, such payment, or credit, shall be in the amount of the Deposit. THE PARTIES HEREBY ACKNOWLEDGE THAT THE EXTENT OF DAMAGES TO SELLER OCCASIONED BY THE FAILURE OF THIS TRANSACTION TO BE CONSUMMATED WOULD BE IMPOSSIBLE OR EXTREMELY DIFFICULT TO ASCERTAIN AND THAT THE AMOUNT OF THE DEPOSIT IS A FAIR AND REASONABLE ESTIMATE OF SUCH DAMAGES UNDER THE CIRCUMSTANCES AND DOES NOT CONSTITUTE A PENALTY.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.01 Representations and Warranties of Seller. Each Seller represents and warrants the following:

(a) Seller is duly organized, validly existing and in good standing under the laws of the state of its formation and is duly qualified to carry on its business in each state where failure to so qualify would have a materially adverse effect upon its business or properties.

(b) Seller has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement, and to perform its obligations under this Agreement. The consummation of the transactions contemplated by this Agreement has been duly and validly authorized and will not violate, or be in conflict with, any provision of the articles of incorporation or bylaws or other governing documents of Seller, or any provision of any agreement or instrument to which Seller is a party or by which it is bound (except any provision in any agreement as to (i) any preferential right to purchase a portion of the Property, (ii) required consents to transfer and related provisions, (iii) maintenance of uniform interests provisions and (iv) any other third-party approvals contemplated herein) or any judgment, decree, order, statute, rule or regulation applicable to Seller.

(c) This Agreement has been duly executed and delivered on behalf of Seller. This Agreement constitutes a legal, valid and binding obligation of Seller enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and similar laws, as well as to principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

(d) Except as described on Schedule 3.01(d) hereto, no suit, action or other proceeding is pending, and to Seller’s knowledge none is threatened, before any court or governmental agency as of the date of this Agreement that might result in impairment or loss of Seller’s title to any part of the Property or that might hinder or impede the operation of the Property or that might result in a diminution of the value thereof.

(e) Seller has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer shall have any responsibility whatsoever.

(f) There exists various gas imbalances, both over produced and underproduced, regarding production taken or marketed from the Property which could result in (i) a portion of Seller’s interest in production therefrom to be taken or delivered after the Closing Date without Buyer receiving payment therefore and at the price it would have received absent such imbalance; or (ii) Buyer being obligated to make payment to any person or entity as a result of such imbalance; or (iii) production being shut-in or curtailed after the Closing Date due to non-compliance with allowables, production quotas, proration rules or similar orders or regulations of governmental authorities; however, Buyer will not be obligated, by virtue of any prepayment arrangement, take-or-pay agreement or similar arrangement, to deliver hydrocarbons produced from the Property at some future time without then receiving full payment therefore. Buyer and Seller shall jointly work to identify all identifiable gas imbalances, to the extent possible, prior to the date of the Final Settlement Statement. The Preliminary Purchase Price shall be adjusted in the Final Settlement Statement to take into account the value of the remaining over or under balance, after offsetting, by a cash settlement based on $-0- per mcf as an upward or downward adjustment to the Preliminary Purchase Price.

(g) To the knowledge of Seller, the purchasers under all gas contracts under which Seller is selling natural gas produced from the Property are in compliance with all the material terms of such contracts and Seller has received no notice from any such purchaser of such party’s intention or desire to modify, renegotiate or repudiate any such contract or any of the material terms thereof.

(h) This transaction is not subject to the reporting requirements of the Internal Revenue Code of 1986, as amended, and, accordingly, IRS Form 8594 (Asset Acquisition Statement) is not required to be filed for this transaction; provided, if the parties mutually agree that a filing of Form 8594 is required, the parties will confer and cooperate in the preparation and filing of their respective forms to reflect consistent reporting of an agreed allocation of the value of the Property that is consistent with those shown on Exhibit “B”.

(i) With respect to production from the Properties prior to the Effective Date (i) all royalties due in respect of Seller’s interest in the Leases have been paid in full, except for funds in suspense accounts, and (ii) all taxes due and owing in respect thereof have been paid in full.

(k) To the knowledge of Seller, the leases are valid and subsisting and in effect in accordance with their terms.

(l) As of the Closing Date, there are no material payables relating to the Property and attributable to periods prior to the Effective Time that remain unpaid.

3.02 Representations and Warranties of Buyer. Buyer represents and warrants to Seller that:

(a) Buyer is a Delaware limited partnership duly organized, validly existing and in good standing under the laws of the State of Texas, and duly qualified to carry on its business in each state in which failure to so qualify would have a materially adverse effect on Buyer’s business or properties.

(b) Buyer has all requisite power and authority, to carry on its business as presently conducted, to enter into this Agreement, to purchase the Property on the terms described in this Agreement, and to perform its other obligations under this Agreement. The consummation of the transactions contemplated by this Agreement will not violate, or be in conflict with, any provision of Buyer’s agreement of limited partnership or other governing documents or any agreement or instrument to which Buyer is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Buyer.

(c) This Agreement has been duly executed and delivered on behalf of Buyer. This Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium and similar laws, as well as to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

(d) Buyer has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Seller shall have any responsibility whatsoever.

3.03Disclaimers. THE EXPRESS REPRESENTATIONS AND WARRANTIES OF EACH SELLER CONTAINED IN SECTION 3.01 ABOVE (OR IN ANY CONVEYANCE EXECUTED PURSUANT TO THIS AGREEMENT) ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AND EACH SELLER EXPRESSLY DISCLAIMS ANY AND ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES. WITHOUT LIMITATION OF THE FOREGOING, THE PROPERTIES SHALL BE CONVEYED PURSUANT HERETO WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION RELATING TO THE CONDITION, QUANTITY, QUALITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO THE MODELS OR SAMPLES OF MATERIALS OR MERCHANTABILITY OF ANY EQUIPMENT OR ITS FITNESS FOR ANY PURPOSE. BUYER AGREES TO ACCEPT THE PROPERTY AND ACKNOWLEDGES THAT THE SALE OF THE PROPERTY AS PROVIDED FOR HEREIN IS MADE BY SELLER, ON AN "AS IS, WHEREAS, AND WITH ALL FAULTS" BASIS. BUYER EXPRESSLY ACKNOWLEDGES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN SECTION 3.01, SELLER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, ORAL OR WRITTEN, EXPRESS OR IMPLIED, OR ARISING BY OPERATION OF LAW, WITH RESPECT TO THE PROPERTY, OR THE CONDITION OF THE PROPERTY. UPON CLOSING, BUYER SHALL BE DEEMED TO HAVE SATISFIED ITSELF AS TO THE PHYSICAL AND ENVIRONMENTAL CONDITION OF THE PROPERTIES, BOTH SURFACE AND SUBSURFACE, INCLUDING BUT NOT LIMITED TO CONDITIONS SPECIFICALLY RELATED TO THE PRESENCE, RELEASE OR DISPOSAL OF HAZARDOUS SUBSTANCES, SOLID WASTES, ASBESTOS AND OTHER MAN MADE FIBERS, OR NATURALLY OCCURRING RADIOACTIVE MATERIALS (“NORM”). NO SELLER MAKES ANY WARRANTY OR REPRESENTATION, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION OR MATERIALS NOW, HERETOFORE OR HEREAFTER FURNISHED OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THIS AGREEMENT, RELATIVE TO PRICING ASSUMPTIONS, OR QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE PROPERTIES OR THE ABILITY OR POTENTIAL OF THE PROPERTIES TO PRODUCE HYDROCARBONS OR THE ENVIRONMENTAL CONDITION OF THE PROPERTIES. ANY AND ALL SUCH DATA, RECORDS, REPORTS, PROJECTIONS, INFORMATION AND OTHER MATERIALS (WRITTEN OR ORAL) FURNISHED BY ANY SELLER OR OTHERWISE MADE AVAILABLE OR DISCLOSED TO BUYER ARE PROVIDED BUYER AS A CONVENIENCE AND SHALL NOT CREATE OR GIVE RISE TO ANY LIABILITY OF OR AGAINST ANY SELLER AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT BUYER’S SOLE RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW.

ARTICLE IV

COVENANTS

4.01 Covenants of Seller. Seller covenants and agrees with Buyer that:

(a) After the execution of this Agreement, Five States on behalf of all Sellers will make available to Buyer for examination complete title and other information relating to the Property and will cooperate with Buyer in Buyer’s efforts to obtain, at Buyer’s expense, such additional information relating to the Property as Buyer may reasonably desire, to the extent in each case that Seller may do so without violating legal constraints or any obligation of confidence or other contractual commitment of Seller to an unaffiliated third party, to include:

(1) Title opinions and title status reports pertaining to the Property;

(2) Copies of the leases, prior conveyances, unitization, pooling and operating agreements, division and transfer orders, and any encumbrances not discharged and affecting the title to or the value of the Property;

(3) Records relating to the payment of rentals, royalties and other payments due under the Property;

(4) Records relating to the payment of ad valorem, property, production, severance, excise and similar taxes and assessments based on or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom on the Property;

(5) Ownership maps and surveys relating to the Property;

(6) Copies of all purchase, sale, processing and transportation agreements relating to the production from the Property;

(7) Copies of all agreements, leases, permits, easements, licenses and orders relating to the Property;

(8) Production records, geological records and logs relating to the Property;

(9) Inventories of personal property and fixtures included in the Property;

(10) Well files, engineering technical data, geological and geophysical data, relating to the Property; and

(11) Accounting records, including, without limitation, historical data relating to production revenue, direct operating expenses, depreciation, depletion and amortization beginning with the calendar year 2004. Additionally, Five States agrees to assist Buyer in providing it access to any other pertinent accounting information and data that it may require in connection with Buyer’s preparation of financial statements required by the Securities and Exchange Commission and relating to the Property.

Seller shall permit Buyer, at Buyer’s expense, to inspect and photocopy such information and records at any reasonable time, but only to the extent, in each case, that Seller may do so without violating any obligation of confidence or contractual commitment to a third party. Seller shall not be obligated to furnish any updating abstracts, title opinions or additional title information, but shall cooperate with Buyer in Buyer’s efforts to obtain, at Buyer’s expense, such additional title information as Buyer may deem prudent.

(b) During the period from the date of this Agreement to the date of Closing, without the prior written consent of Buyer, Seller will not (i) cause or permit the Property to be developed, maintained, or operated in a manner inconsistent with good operating practices, (ii) abandon any part of the Property, (iii) commence any operations on the Property anticipated to cost the owner of the Property in excess of $50,000 (except emergency operations, in which case, Seller shall provide Buyer with notice thereof as soon as reasonably practical thereafter, operations required under presently existing contractual obligations, the ongoing commitments under the AFE’s described in Schedule 4.01(b) hereto, and operations undertaken to avoid any penalty provision of any applicable agreement or order), or (iv) convey or dispose of any part of the Property (other than personal property and equipment and oil, gas, and other liquid products produced from the Property in the regular course of business). To the extent that Seller owns undivided interests in certain of the Property, Buyer agrees that the acts or omissions of Seller’s unaffiliated co-owners shall not constitute a violation of the provisions of this Section 4.01(b) nor shall any third-party action required by a vote of co-owners constitute such a violation so long as Seller has voted its interest in compliance with this Section 4.01(b).

(c) Each Seller shall maintain its corporate or other organizational status from the date hereof until Closing and shall assure that as of the Closing Date it will not be under any corporate, legal or contractual restriction that would prohibit or delay the timely consummation of such transactions.

(d) Schedule 1.01(j)-b hereto contains a listing of the consent rights and preferential rights to purchase held by third parties. With respect to third-party consents and preferential rights to purchase, upon execution of this Agreement, Seller shall promptly make written requests of such third parties, in compliance with applicable agreements, that such consents be given or waived and that such preferential rights be waived.

(e) Seller shall immediately notify Buyer of any suit, action or other proceeding of the type referred to in Section 3.01(e) that arises prior to the Closing of which Seller becomes aware.

(f) Seller shall immediately notify Buyer of any material adverse change in the Property.

4.02 Covenants of Buyer. Buyer covenants and agrees with Seller that:

(a) Buyer shall maintain its partnership/L.L.C./corporate status and assure that as of the Closing Date it will not be under any partnership, legal or contractual restriction that would prohibit or delay the timely consummation of such transactions.

(b) Until Closing, Buyer shall exercise all due diligence in safeguarding and maintaining secure all engineering, geological and geophysical data, reports and maps, accounting records, and all other confidential data or information in the possession of Buyer relating to the Property and furnished by Seller.

ARTICLE V

TITLE AND OTHER MATTERS

5.01 Defensible Title.

(a) As used herein, the term “Defensible Title” shall mean, as to the Property, such title held by Seller (in the aggregate) that, subject to and except for the Permitted Encumbrances (as hereinafter defined): (i) entitles Seller to receive not less than the “Net Revenue Interest” set forth in Exhibit “A” of all oil, gas and associated liquid and gaseous hydrocarbons produced, saved and marketed from the Property; (ii) obligates Seller to bear costs and expenses relating to the maintenance, development and operation of wells located on the Property in an amount not greater than the “Working Interest” set forth in Exhibit “A”; and (iii) is free and clear of encumbrances, liens and defects.

(b) The term “Permitted Encumbrances”, as used herein, shall mean:

(1) lessors’ royalties, overriding royalties, and division orders and sales contracts covering oil, gas or associated liquid or gaseous hydrocarbons, to the extent same are described in Exhibit A or Schedule 1.01(j)-b, reversionary interests and similar burdens if the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interest of any of the Property to less than the Net Revenue Interest set forth in Exhibit “A” or increase the Working Interest of any Property to greater than the Working Interest set forth in Exhibit “A”;

(2) preferential rights to purchase and required third party consents to assignments and similar agreements with respect to which, prior to Closing, (i) waivers or consents are obtained from the appropriate parties, (ii) the appropriate time period for asserting such rights has expired without an exercise of such rights, (iii) arrangements can be made on terms satisfactory to Buyer to allow Buyer to receive substantially the same economic benefits as if all such waivers and consents had been obtained;

(3) liens for taxes or assessments not yet due or not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(4) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained routinely and subsequent to such sale or conveyance;

(5) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Property to the extent such matters do not materially interfere with operations on the Property;

(6) liens of operators relating to obligations not yet due or pursuant to which Seller is not in default;

(7) such Title Defects or other defects as Buyer has waived pursuant to Section 5.03(b);

(8) the terms and conditions of all leases, agreements, orders, instruments, documents and other matters expressly described in any of the Exhibits or Schedules hereto; if the net cumulative effect of such instrument and documents does not operate to reduce the Net Revenue Interest of any of the Property to less than the Net Revenue Interest set forth in Exhibit “A” or increase the Working Interest of any Property to greater than the Working Interest set forth in Exhibit “A”;and

(9) rights reserved to or vested in any municipality or governmental, statutory or public authority to control or regulate any of the Property in any manner, and all applicable laws, rules and orders of governmental authority.

(c) The term “Title Defect” as used herein shall mean any encumbrance, encroachment, irregularity, defect in or objection to Seller’s title to the Property (excluding Permitted Encumbrances), that alone or in combination with other defects renders Seller’s title to the Property or part thereof less than Defensible Title.

5.02 Casualty Loss. If, prior to the Closing, all or any portion of the Property is destroyed by fire or other casualty, is taken in condemnation or under the right of eminent domain or proceedings for such purposes are pending or threatened, Buyer may elect (i) to treat the Property affected by such destruction, taking or pending or threatened taking as Defect Property in accordance with Section 5.03; or (ii) to purchase such Property notwithstanding any such destruction, taking or pending or threatened taking (without reduction of the Preliminary Purchase Price therefore), in which case Seller shall, at the Closing, pay to Buyer all sums paid to Seller by third parties by reason of the destruction or taking of such Property to be assigned to Buyer and shall assign, transfer and set over unto Buyer all of the right, title and interest of Seller in and to any unpaid awards or other payments from third parties arising out of the destruction, taking or pending or threatened taking as to such Property to be assigned to Buyer. Prior to Closing, Seller shall not voluntarily compromise, settle or adjust any amounts payable by reason of any destruction, taking or pending or threatened taking as to such Property to be assigned to Buyer without first obtaining the written consent of Buyer.

5.03 Defect Adjustments.

(a) “Defect Property” shall mean that portion of the Property (as determined in accordance with Section 5.03(c)) affected by a Title Defect or that Buyer is otherwise entitled under Sections 5.02, 5.04 or 6.02 to treat as Defect Property, and of which Seller has been given notice by Buyer at least five (5) calendar days prior to Closing. Such notice shall be in writing and shall include (i) a description of the Defect Property, (ii) the basis for the defect that Buyer believes causes such Property to be treated as Defect Property, (iii) the value allocated to the Defect Property as set forth in Exhibit “B” hereto (the “Allocated Value”) and (iv) the amount by which Buyer believes the Allocated Value of the Defect Property has been reduced and the computations and information upon which Buyer’s belief is based.

(b) Defect Properties shall be excluded from the Property to be purchased by Buyer hereunder and the Preliminary Purchase Price shall be reduced in accordance with Section 2.02 by an amount equal to the Allocated Value thereof (which reduction shall be called an “Exclusion Adjustment”) provided such amount exceeds $15,000 and the aggregate of all such Allocated Values attributed to Defect Properties exceed $846,000 unless (i) prior to the Closing, the basis for treating such Property as Defect Property has been removed, or (ii) Buyer agrees to waive the relevant Title Defect or other defect and purchase the Defect Property notwithstanding the defect, (iii) Buyer and Seller agree to an amount by which the Allocated Value of the Defect Property has been reduced and the Preliminary Purchase Price is reduced by such amount in accordance with Section 2.02 (which reduction shall be called a “Defect Adjustment”), or (iv) either Party has referred the matter for arbitration in accordance with Section 10.13 hereof.

(c) In determining which portion of the Property are Defect Properties, it is the intent of the parties to include, when possible, only that portion of the Property affected by the defect or basis for such Property being treated as Defect Property. If the Allocated Value of Defect Property cannot be determined directly from Exhibit “B” because the Defect Property constitutes a property included within, but not totally comprising, the Property to which the Allocated Value relates, Buyer and Seller shall attempt, where feasible, to proportionately reduce the Allocated Value, but failing such agreement, the entire Interest shall be deemed a Defect Property.

5.04 Identification of Additional Defect Property.

(a)Review. During the period ending five (5) calendar days before the Closing Date “(the “Review Period”), Buyer and its employees, agents and contractors shall have the right, but not the obligation, to do the following (the “Pre-Acquisition Review”), at its sole cost and expense but with the cooperation and assistance of Seller.

(i)  To the extent Seller has the right to grant such rights to Buyer, and only after notice to any operator of the Property, to enter all or any part of the Property at any reasonable time and from time to time, during the Review Period, and to inspect, inventory, investigate (including performing environmental assessments and evaluations), study and examine the same and the operations conducted thereon; and

(ii)  To inspect and review at Seller’s offices at reasonable times and upon reasonable notice, all non-privileged files, records, documents and data related to the Property including, but not limited to, any of the following which Seller may have: original well record files on all wells, regulatory, accounting, environmental, pipeline, maintenance, transportation, processing, production, engineering, lease and contract files and records.

(b) Review Results.

(i)  If, as a result of the Pre-Acquisition Review, Buyer determines in its sole judgment that, as to any portion of the Property: either (A) the environmental condition thereof is unacceptable to Buyer; or (B) the physical condition of the equipment on the Property is unacceptable to Buyer; or (C) the extent of existing, potential or contingent liabilities pose or create an unacceptable risk; then, Buyer may give written notice to Seller on or before the last day of the Review Period of such condition(s).

(ii)     Upon receipt of such notice, provided the allocated value of the affected Property exceeds $25,000 and the aggregate Allocated Value of all such affected properties together with the aggregate Allocated Value of all other Defect Properties exceeds $846,000, Seller will (A) remedy or agree to remedy, to a degree agreed upon prior to Closing, such condition; (B) agree with Buyer on an adjustment to the Purchase Price which adjustment shall reflect Buyer’s cost to remedy such condition(s); (C) remove the affected portion or portions of the Property from the Property to be conveyed if agreement is reached with Buyer on an adjustment to the Purchase Price based on the allocated values pursuant to Exhibit “B” hereto; or (D) obtain Buyer’s agreement to acquire the affected portion or portions of the Property “as is” and release Seller from all claims related thereto. The failure to do one of the above prior to the Closing Date shall permit Buyer to terminate this Agreement by giving written notice of such termination to Seller on the Closing Date provided the aggregate value of the affected Property exceeds 10% of the purchase price, otherwise failing agreement subject to (A) through (D) above shall permit Buyer to request arbitration of any disputed environmental condition, physical condition of equipment or potential or contingent liability issue.

(c) If any preferential right to purchase is exercised, the Preliminary Purchase Price will be adjusted downward in accordance with the Allocated Value as set forth on Exhibit “B”.

(d) If any necessary third party consent to assignment is not obtained prior to the Closing, Buyer may elect to treat that portion of the Property subject to such consent requirement as Defect Property by giving Seller notice thereof in accordance with 5.03(a); provided, however, that neither of the deductible amounts set forth in Section 5.03(b) shall apply.

(e) If, prior to the Closing, Buyer becomes aware of any suit, action or other proceeding before any court or government agency that would result in loss or impairment of Seller’s title to any portion of the Property or a portion of the value thereof, Buyer may elect to treat that portion of the Property affected thereby as Defect Property by giving Seller notice thereof in accordance with Section 5.03(a); provided, however, that neither of the deductible amounts set forth in Section 5.03(b) shall apply.

ARTICLE VI

CONDITIONS TO CLOSING

6.01 Seller’s Conditions. The obligations of Seller at the Closing are subject, at the option of Seller, to the satisfaction at or prior to the Closing of the following conditions:

(a) All representations and warranties of Buyer contained in this Agreement shall be true in all material respects at and as of the Closing as if such representations and warranties were made at and as of the Closing, and Buyer shall have performed and satisfied all agreements in all respects required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing.

(b) No suit or other proceeding shall be pending before any court or governmental agency seeking to restrain, prohibit or declare illegal, or seeking substantial damages in connection with, the purchase and sale contemplated by this Agreement.

(c)  Seller shall not have exercised any rights it may have hereunder to terminate this Agreement.

(d)  The aggregate sum of Defect Adjustments and Exclusion Adjustments shall not exceed fifteen percent (15%) of the Preliminary Purchase Price.

6.02 Buyer’s Conditions. The obligations of Buyer at the Closing are subject, at the option of Buyer, to the satisfaction at or prior to the Closing of the following conditions:

(a) All representations and warranties of Seller contained in this Agreement shall be true in all material respects at and as of the Closing as if such representations and warranties were made at and as of the Closing, and Seller shall have performed and satisfied all agreements in all respects required by this Agreement to be performed and satisfied by Seller at or prior to the Closing.

(b) No suit or other proceeding shall be pending before any court or governmental agency seeking to restrain, prohibit or declare illegal, or seeking substantial damages in connection with, the purchase and sale contemplated by this Agreement.

(c) The aggregate sum of Defect Adjustments and Exclusion Adjustments shall not exceed fifteen percent of the Preliminary Purchase Price.

(d) Buyer shall not have exercised any rights it may have hereunder to terminate this Agreement.

ARTICLE VII

CLOSING

7.01 Date of Closing. Unless the parties hereto mutually agree otherwise and subject to the conditions stated in this Agreement, the consummation of the transactions contemplated hereby (herein called the “Closing”) shall be held on or before December 31, 2006. In the event the transaction fails to close on or before December 31, 2006 after all conditions precedent for Closing specified in Section 6.02 have been satisfied and in the absence of a material breach of this Agreement by Seller, Seller may in its discretion terminate this Agreement and retain the Deposit. In the event all conditions precedent for Closing specified in Section 6.02 have not been satisfied, Seller or Buyer may terminate this Agreement and the Deposit will be returned to Buyer. The date Closing actually occurs is herein called the “Closing Date.”

7.02 Place of Closing. The Closing shall be held at the offices of Seller or at such other place as Buyer and Seller may agree in writing.

7.03 Closing Obligations. At the Closing the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others.

(a) Seller shall execute, acknowledge and deliver to Buyer an assignment, bill of sale and conveyance (in sufficient counterparts to facilitate recording) in form as set forth in Exhibit “C” hereto containing a limited or by, through and under warranty of title and conveying the Property to Buyer.

(b) At least three (3) calendar days prior to the Closing Date, Seller shall prepare and deliver to Buyer for Buyer’s review and comment, a settlement statement (herein called the “Preliminary Settlement Statement”). At Closing, Seller and Buyer shall execute and deliver the Preliminary Settlement Statement as approved by Buyer that shall set forth the Closing Amount (as hereinafter defined) and each adjustment and the calculation of such adjustments used to determine such amount. The term “Closing Amount” shall mean the Preliminary Purchase Price adjusted as provided in Section 2.02, using for such adjustments the best information then available and after deduction of the Deposit.

(c) Buyer shall deliver the Closing Amount by wire transfer to a bank account designated by Five States at least three calendar days prior to Closing.

(d) Seller shall deliver to Buyer exclusive possession of the Property.

(e) With respect to any of the Property of which Seller or any affiliate of Seller is the operator, Seller shall deliver to Buyer Seller’s (or such affiliate’s) resignation as operator and shall thereafter cooperate with and assist Buyer in being appointed successor operator of such Property.

(f) Seller and Buyer shall execute, acknowledge and deliver transfer orders or letters in lieu thereof directing all purchasers of production to make payment to Buyer of proceeds attributable to production after the Effective Time from the Property assigned to Buyer under Section 7.03(a).

(g) Seller shall execute and deliver a Non-Foreign Affidavit substantially in the form of Exhibit “E.”

ARTICLE VIII

OBLIGATIONS AFTER CLOSING

8.01 Post-Closing Adjustments. As soon as practicable (and in no event more than 90 calendar days) after the Closing, Seller shall prepare and deliver to Buyer, in accordance with this Agreement (including Exhibit “D”) and generally accepted accounting principles, a statement (herein called the “Final Settlement Statement”) setting forth each adjustment or payment that was not finally determined as of the Closing and showing the calculation of such adjustments. Within fifteen calendar days after receipt of the Final Settlement Statement, Buyer shall deliver to Seller a written report containing any changes that Buyer proposes be made to the Final Settlement Statement. The parties shall undertake to agree with respect to the amounts due pursuant to such post-Closing adjustment no later than 60 calendar days thereafter. If no such agreement can be reached, either Party may refer the matter to arbitration. The date upon which such agreement is reached or upon which the Final Purchase Price is established, shall be herein called the “Final Settlement Date”. In the event that (1) the Final Purchase Price is more than the Closing Amount, Buyer shall pay to Five States in immediately available funds the amount of such difference, or (2) the Final Purchase Price is less than the Closing Amount, Seller shall pay to Buyer in immediately available funds the amount of such difference. Payment by Buyer or Seller shall be made within five calendar days of the Final Settlement Date.

8.02 Files and Records. Within ten calendar days after the Closing Date, Seller shall deliver to Buyer all of Seller’s files and records relating to the Property.

8.03 Sales Taxes and Recording Fees. Buyer shall pay all sales taxes, if any, occasioned by the sale of the Property and all documentary, filing and recording fees required in connection with the filing and recording of any assignments.

8.04 Further Assurances. After Closing, Seller and Buyer shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such instruments and take such other action as may be necessary or advisable to carry out their obligations under this Agreement and under any document, certificate or other instrument delivered pursuant hereto.

8.05 Indemnification. From and after the Closing:

(a) Buyer shall defend, indemnify and save and hold harmless Seller against (i) all claims, costs, expenses and liabilities incurred in connection with the ownership, development, exploration, operation or maintenance of the Property which accrue or relate to the period after the Effective Time, (ii) all claims, costs, expenses and liabilities relating to environmental conditions on the Property, whether accruing or relating to periods before or after the Effective Time and (iii) court costs and reasonable attorneys’ fees incurred in enforcing this indemnity.

(b) Each Seller entity, severally, shall defend, indemnify and save and hold harmless Buyer against all claims, costs, expenses and liabilities incurred in connection with the ownership, development, exploration, operation or maintenance of the Property, which accrue or relate to the period prior to the Effective Time including, without limitation (i) amounts due for severance taxes and royalties due with respect to production prior to the Effective Time, and (ii) court costs and reasonable attorneys’ fees incurred in enforcing this indemnity; provided, there is excluded any matter for which Seller is entitled to indemnity from Buyer under Section 8.05(a) above.

8.06Survival. The representations, warranties, covenants, agreements and indemnities included or provided for in this Agreement and any Exhibit hereto shall survive the Closing.

ARTICLE IX

TERMINATION OF AGREEMENT

9.01Termination. This Agreement and the transactions contemplated hereby may be terminated as provided elsewhere in this Agreement and in the following instances:

(a) By Seller if the conditions set forth in Section 6.01 are not satisfied in all material respects or waived as of the Closing Date.

(b) By Buyer if the conditions set forth in Section 6.02 are not satisfied in all material respects or waived as of the Closing Date.

(c) At any time by the mutual written agreement of Buyer and Seller.

9.02 Liabilities Upon Termination. If this Agreement is terminated for any reason other than those set forth in Section 9.01 or is breached, nothing contained herein shall be construed to limit Seller’s or Buyer’s legal or equitable remedies including, without limitation, damages for the breach or failure of any representation, warranty, covenant or agreement contained herein and the right to enforce specific performance of this Agreement; provided, however, that if this Agreement is terminated for reason of Buyer’s breach, and Seller retains the Deposit, such remedy shall be Seller’s sole and exclusive remedy for such breach.

ARTICLE X

MISCELLANEOUS

10.01 Exhibits. The Exhibits and Schedules referred to in this Agreement are hereby incorporated in this Agreement by reference and constitute a part of this Agreement. Each party to this Agreement and its counsel has received a complete set of Exhibits and Schedules prior to and as of the execution of this Agreement.

10.02 Expenses. Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the party incurring the same, including, without limitation, legal and accounting fees, costs and expenses.

10.03 Notices. All notices and communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been duly made when personally delivered to the individual indicated below, or if mailed or sent by facsimile transmissions, when received by the party charged with such notice and addressed as follows:

If to Buyer:

EV Properties, L.P.
c/o EV Properties GP, LLC, General Partner
1001 Fannin St. Suite 800
Houston, TX 77002
Attention: Ms. Kathryn S. MacAskie, Senior Vice President A&D
Phone: 713-495-6536 email: kmacaskie@enervest.net

If to Seller:

Five States Energy Company, L.L.C.
1220 One Energy Square
4925 Greenville Ave.
Dallas, TX 75206-4020
Attention: Steve Collins, Operations Manager
Phone: 972-860-1123 email: scollins@fivestates.com

With a copy to:
Mr. Curtis R. Swinson
Malouf, Lynch, Jackson & Swinson, P.C..
600 Preston Commons East
8115 Preston Rd.
Dallas, TX 75225
Phone: 214-273-0566 email: cswinson@mljs.net

Any party may, by written notice so delivered to the others, change the address or individual to which delivery shall thereafter be made.

10.04 Amendments. Subject to the provisions of Section 5.03, this Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the party to be charged with such amendment or waiver and delivered by such party to the party claiming the benefit of such amendment or waiver.

10.05 Assignment. Buyer may not assign all or any portion of its rights hereunder unless Buyer continues to remain liable for the performance of Buyer’s obligations hereunder or obtains the prior written consent of Seller.

10.06 Announcements. Seller and Buyer shall consult with each other with regard to all press releases and other announcements issued concerning this Agreement or the transactions contemplated hereby and, except as may be required by applicable laws or the applicable rules and regulations of any governmental agency or stock exchange, Seller shall not disclose the Purchase Price for a period of two years following Closing, and neither Buyer nor Seller shall issue any such press release or other publicity without the prior written consent of the other party unless a party is advised by counsel that it is under a legal obligation to issue such publicity.

10.07 Headings. The headings of the articles and sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

10.08 Counterparts. This Agreement may be executed by Buyer and Seller in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute but one and the same instrument.

10.09 References. References made in this Agreement, including use of a pronoun, shall be deemed to include where applicable, masculine, feminine, singular or plural, individuals, partnerships or corporations. As used in this Agreement, “person” shall mean any natural person, corporation, partnership, trust, estate or other entity.

10.10 Governing Law. This Agreement and the transactions contemplated hereby shall be construed in accordance with, and governed by, the laws of the State of Texas.

10.11 Entire Agreement. This Agreement (including the Exhibits hereto) constitutes the entire understanding among the parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

10.12 Parties in Interest. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and, except as otherwise prohibited, their respective successors and assigns; and nothing contained in this Agreement, express or implied, is intended to confer upon any other person or entity any benefits, rights or remedies.

10.13 Arbitration.

(a) Any dispute arising under Sections 5.03, 5.04 or 8.01, which cannot be resolved by mutual agreement, shall be resolved exclusively by final and binding arbitration in the State of Texas, County of Dallas, in accordance with the commercial arbitration rules of the AAA, except as otherwise provided herein. Either Buyer or Seller may invoke arbitration of such issue by serving on the other party a written notice of arbitration (the “Arbitration Notice”), which shall specify with reasonable detail (i) the issues in dispute, (ii) the claims asserted, (iii) the remedies sought by the party invoking arbitration and (iv) the name of such party’s chosen arbitrator. Within five (5) Business Days of receipt of the notice, the receiving party shall (A) select its arbitrator and (B) notify the party who shall have given the Arbitration Notice. Within five (5) Business Days thereafter, the two arbitrators so chosen shall choose a third arbitrator. Each arbitrator shall have general experience in the oil and gas industry.

(b) The decision of the arbitrators shall be rendered within fifteen (15) calendar days following the appointment of the third arbitrator. All decisions of the arbitrators shall be by a majority vote. Each of Buyer and Seller shall pay the fees and expenses of the arbitrator chosen by such party and shall pay one-half of the fees and expenses of the third arbitrator.

(c) A judgment on the award by the arbitrators may be entered by any court having jurisdiction thereof.

(d) All aspects of the arbitration shall be confidential, and the parties and arbitrators shall not disclose to others, or permit disclosure of, any information related to the proceedings, including but not limited to discovery, testimony and other evidence, briefs, and the award unless legally obliged to do so.

10.14 Credit for Payments. Each Seller hereby irrevocably names and designates Five States as its agent to receive all notices and payments due to Seller from Buyer under this Agreement. Each Seller hereby stipulates and agrees that (a) any payment made by Buyer to Five States hereunder (including, without limitation, the Deposit and the Closing Amount) shall be deemed received by Seller upon receipt thereof by Five States, and (b) Buyer shall never have any obligation or liability in regard to the apportionment, division, use or payment of such funds by Five States.

10.15 Like Kind Exchange. Seller may elect to structure this transaction as a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, with respect to any or all of the Properties (a “Like-Kind Exchange”) at any time prior to the date of Closing. In order to effect a Like-Kind Exchange, Buyer shall cooperate and do all acts as may be reasonably required or requested by Seller with regard to effect the Like-Kind Exchange, including, but not limited to, permitting Seller to assign their rights under this Agreement to a qualified intermediary of Seller’s choice in accordance with Treasury Regulation § 1.1031(k)-1(g)(4) or executing additional escrow instructions, documents, agreements or instruments to effect an exchange; provided, however, (i) Buyer shall incur no expense in connection with such Like-Kind Exchange, (ii) Buyer shall not be required to take title to any property other than the Properties in connection with the Like-Kind Exchange, and (iii) Buyer’s possession of the Properties will not be delayed by reason of any such Like-Kind Exchange; and (iv) Seller shall indemnify and hold Buyer harmless form and against any and all fines, taxed penalties or other assessments that may result from any such Like-Kind Exchange.

10.16 Deceptive Trade Practices Waiver. To the extent applicable to the transaction contemplated hereby or any portion thereof, Buyer waivers Buyer’s rights under the provisions of the Texas Deceptive Trade Practices - Consumer Protection Act, Sections 17.41 et. seq. of the Texas Business and Commerce Code, a law that gives consumers special rights and protections. Buyer states after consultation with an attorney of Buyer’s selection that Buyer voluntarily consents to this waiver.

10.17 Joint Obligations. The obligations of each of the Sellers are joint and several.

EXECUTED as of the date first above mentioned.

SELLER:

FIVE STATES ENERGY COMPANY, L.L.C.		FIVE STATES TRADING COMPANY

By:		By:
	Arthur N. Budge, Jr.		Arthur N. Budge, Jr.
	President		President

FIVE STATES CONSOLIDATED I, LTD.	FIVE STATES 2005, LTD.
By Five States Energy Company, L.L.C.	By Five States Energy Company, L.L.C.
its general partner	its general partner

By:	By:
Arthur N. Budge, Jr.	Arthur N. Budge, Jr.
President	President

FIVE STATES CONSOLIDATED II, LTD.
By Five States Energy Company, L.L.C.
its general partner

By:
Arthur N. Budge, Jr.
President

BUYER:

EV PROPERTIES, L.P.

By:	EV Properties GP, LLC
Its general partner

By:	EV Energy Partners, L.P.,
its sole member

By:	EV Energy GP, L.P.
Its general partner

By:	EV Management, LLC,
its general partner

By:
Ms. Kathryn S. MacAskie
Senior Vice President Acquisitions & Divestitures

EXHIBITS

“A” - Property Description

“B” - Allocated Values

“C” - Form of Assignment

“D” - Accounting Procedures

“E”    Non-Foreign Affidavit